UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16

of the Securities Exchange Act of 1934

For the month of February 2016

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F  ☒                Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐                 No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

This Report on Form 6-K is hereby incorporated by reference in the following HSBC Holdings plc registration statements: file numbers 333-202420 and 333-209719.

The following information, which comprises certain information about the business and capital structure of HSBC Holdings plc (“HSBC”) and its subsidiaries (together, the “HSBC Group”), should be read together with HSBC’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (“2015 Form 20-F”), including the sections entitled “Risk Factors” and “Regulatory Developments,” filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2016.

AT1 BUFFER AND MAXIMUM DISTRIBUTABLE AMOUNT

Since 2014, the UK Prudential Regulatory Authority (“PRA”) has expected major UK banks and building societies to meet a 7.0% common equity tier 1 (“CET1”) ratio using the CRD IV end point definition (the “end-point CET1 ratio”). Moreover, HSBC’s additional tier 1 (“AT1”) capital securities will be converted into fully paid ordinary shares at a pre-determined price should HSBC’s consolidated end-point CET1 ratio fall below 7.0%. As of December 31, 2015, the buffer to conversion, meaning the amount by which our CET1 capital would need to decline before we reach the trigger, was approximately $53.7 billion. As of January 1, 2016, the buffer to maximum distributable amount, meaning the amount HSBC could distribute in respect of its CET1 capital while still meeting the minimum combined buffer in effect as of December 31, 2015 (as described below), was approximately $53 billion. See “Regulatory Developments—Regulatory capital requirements—CRD IV capital buffers” in the 2015 Form 20-F.

TLAC

In 2016, HSBC Holdings plc expects to be the sole issuer of external total loss absorbing capacity (“TLAC”) debt for the HSBC Group. TLAC debt is expected to be downstreamed from HSBC to its subsidiaries in a form compliant with local regulations. Once regulatory rules have been clarified and the HSBC Group’s resolution strategy has been finalized, TLAC debt may be issued directly from regional / local intermediate holding companies.

The Financial Stability Board (the “FSB”) final standards for TLAC requirements for global systemically important banks (“G-SIBs”) will apply to HSBC once implemented in the United Kingdom. See “Regulatory Developments—Total loss absorbing capacity proposals” in the 2015 Form 20-F.

In addition, based on internal calculations, HSBC has an aggregate principal amount of approximately $51 billion of senior debt securities that are scheduled to mature by December 31, 2018, and an aggregate principal amount of approximately $76 billion of senior debt securities that are scheduled to mature by December 31, 2021. As used herein, senior debt includes senior unsecured and structured notes issued to external investors with an aggregate principal amount above the equivalent of $250 million and with a maturity date that is more than 18 months from the issue date.

Based on the FSB final standards and the maturity profile of its senior debt securities, HSBC expects to issue between approximately $60 billion and $80 billion in aggregate principal amount of senior debt securities between 2016 and 2018 in order to meet these TLAC requirements. HSBC expects to be required to issue additional securities that qualify as TLAC in an amount equal to 2% of risk weighted assets (“RWAs”) by January 1, 2022. These estimates are based on HSBC’s interpretation of the FSB’s “Principles on Loss-absorbing and Recapitalisation Capacity of G-SIBs in Resolution” (published in November

2015) (the “FSB Principles”), and are based on the HSBC Group’s consolidated third-party RWAs (as calculated on a PRA basis, excluding the RWAs of our associates) as at December 31, 2015. HSBC will be subject to firm-specific minimum requirements for own funds and eligible liabilities (“MREL requirements”) under the Bank Recovery and Resolution Directive (the “BRRD”). The Bank of England (the “BoE”) is currently consulting on the implementation of MREL requirements in the United Kingdom. The final implementation of the TLAC rules in the United Kingdom could differ from the FSB’s final standards. Further, future regulatory changes in RWAs may increase the TLAC requirement.

CAPITAL STRUCTURE

As of December 31, 2015, HSBC’s capital comprises CET1, AT1 and tier 2 capital in an aggregate of 17.2% (as a percentage of its RWAs), which satisfies the transitional requirements that are phased in from January 1, 2016, and additional senior debt of 6.1% (as a percentage of its RWAs) that are expected to be redeemed in accordance with their maturity profile and converted into TLAC eligible debt.

As of January 1, 2019, HSBC’s TLAC requirements are expected to be greater than 23.6% (as a percentage of RWAs).

The table below provides a breakdown of HSBC’s funding structure, transitional capital requirements and expected capital requirements as of the dates indicated, expressed as a percentage of RWAs:

	Transitional Capital Resources and Senior Debt as of December 31, 2015	Transitional Requirements as of January 1, 2016		Estimated Requirements as of January 1, 2019(3)
CET1	11.9%	4.5% (Pillar 1) 1.3% (Pillar 2A) 1.3% (combined buffer)	(1) (1) (2)	4.5% (Pillar 1) 1.3% (Pillar 2A) 5.2% (combined buffer)	(1) (1) (2)
AT1	2.0%	2.0% (Pillar 1 plus Pillar 2A)	(1)	2.0% (Pillar 1 plus Pillar 2A)	(1)
Tier 2	3.3%	2.6% (Pillar 1 plus Pillar 2A)	(1)	2.6% (Pillar 1 plus Pillar 2A)	(1)
Total Capital Ratio	17.2%	—		—
Senior debt	6.1%	—		—
TLAC debt	—	—		Greater than 8%

Total	—	—		Greater than 23.6%

(1)	CET1, AT1 and tier 2 capital are used to satisfy Pillar 1 and Pillar 2A requirements. These represent the required percentages, as currently communicated by the PRA. The Pillar 2A requirements are subject to change over time.
(2)	The combined buffer is required to be fully met with CET1 capital and comprises a capital conservation buffer (“CCB”); a global systemically important institutions buffer (“G-SII”); and a countercyclical capital buffer (“CCyB”). The HSBC Group transitional requirements as of January 1, 2016 for the combined buffer are based on a CCB of 0.625%; a G-SII of 0.625%; and a CCyB of near zero. The HSBC Group estimated requirements as of January 1, 2019 for the combined buffer are based on a CCB of 2.5%; a G-SII of 2.5%; and a CCyB of approximately 0.2%. The CCyB estimate for 2019 is based on rates confirmed by the relevant regulators as of December 31, 2015 (future increases in the CCyB rate, where not formally confirmed, have not been included in the numbers). The CCB and G-SII are phased-in from January 1, 2016 to January 1, 2019 in increments of 0.625%. The G-SII and CCyB requirements are subject to change over time. For additional information, see “Regulatory developments—CRD IV capital buffers” in the 2015 Form 20-F.
(3)	Based on known and quantifiable elements to date, as set out under CRD IV, and determined by HSBC’s regulators. It further assumes: (x) Pillar 2A requirements and the G-SII, as currently set by the PRA, are constant, and the CCyB is constant based on HSBC’s exposures and the confirmed rates, in each case as at December 31, 2015 (and therefore is for illustrative purposes only given these requirements will change over time); (y) the BoE aligns MREL requirements with TLAC requirements under the FSB Principles; and (z) that, under a multiple point of entry resolution strategy, the sum of resolution groups’ local requirements will be no higher than group consolidated (single point of entry) requirements. For additional information, see “Regulatory developments” in the 2015 Form 20-F.

IMPORTANT NOTICE

The information set out herein does not constitute a public offer for the purposes of any applicable law or an offer to sell or solicitation of any offer to purchase any securities or other financial instruments or any recommendation in respect of such securities or instruments.

FORWARD-LOOKING STATEMENTS

The information presented herein may contain projections, estimates, forecasts, targets, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position and business of the Group (together, “forward-looking statements”). Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant assumptions and subjective judgements which may or may not prove to be correct and there can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. Forward-looking statements are statements about the future and are inherently uncertain and generally based on stated or implied assumptions. The assumptions may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the HSBC Group. Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market conditions or regulatory changes). Any such forward-looking statements are based on the beliefs, expectations and opinions of the HSBC Group at the date the statements are made, and the HSBC Group does not assume, and hereby disclaims, any obligation or duty to update them if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in the 2015 Form 20-F. Reports, statements and information that HSBC files with the SEC are available at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

Date: 29 February, 2016
	By:	/s/ Iain J Mackay
	Name:	Iain J Mackay
	Title:	Group Finance Director